UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Eagle Point Credit Company Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269808101

(CUSIP Number)

May 8, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 269808101	13G	Page 1 of 11

1.	NAMES OF REPORTING PERSONS
OA Eagle Group Investors, LLC, a Michigan limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		1,429,041
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		1,429,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.7%[1]
12.	TYPE OF REPORTING PERSON
OO

_____________________________

1 Based upon 21,342,633 shares of common stock, par value $0.001 per share (“Common Stock”), of Eagle Point Credit Company Inc. (the “Issuer”), outstanding as of May 8, 2018, as reported in the Issuer’s Prospectus Supplement to Prospectus dated May 2, 2018, filed with the Securities and Exchange Commission on May 8, 2018 (the “Prospectus Supplement”).

CUSIP No. 269808101	13G	Page 2 of 11

1.	NAMES OF REPORTING PERSONS
OA Eagle Group Investors II, LLC, a Michigan limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		1,429,041
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		1,429,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.7%[2]
12.	TYPE OF REPORTING PERSON
OO

_____________________________

2 Based upon 21,342,633 shares of Common Stock outstanding as of May 8, 2018 as reported in the Prospectus Supplement.

CUSIP No. 269808101	13G	Page 3 of 11

1.	NAMES OF REPORTING PERSONS
Ottawa Avenue Private Capital, LLC, a Delaware limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		1,429,041
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		1,429,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.7%[3]
12.	TYPE OF REPORTING PERSON
OO

_____________________________

3 Based upon 21,342,633 shares of Common Stock outstanding as of May 8, 2018 as reported in the Prospectus Supplement.

CUSIP No. 269808101	13G	Page 4 of 11

1.	NAMES OF REPORTING PERSONS
RDV Corporation, a Michigan corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		1,429,041
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		1,429,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.7%[4]
12.	TYPE OF REPORTING PERSON
CO

_____________________________

4 Based upon 21,342,633 shares of Common Stock outstanding as of May 8, 2018 as reported in the Prospectus Supplement.

CUSIP No. 269808101	13G	Page 5 of 11

1.	NAMES OF REPORTING PERSONS
Jerry L. Tubergen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		1,429,041
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		1,429,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.7%[5]
12.	TYPE OF REPORTING PERSON
IN

_____________________________

5 Based upon 21,342,633 shares of Common Stock outstanding as of May 8, 2018 as reported in the Prospectus Supplement.

CUSIP No. 269808101	13G	Page 6 of 11

Item 1(a).	Name of Issuer: Eagle Point Credit Company Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 20 Horseneck Lane, Greenwich, CT 06830
Item 2(a).

Name of Person Filing:

This Schedule 13G is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by :

(1) OA Eagle Group Investors, LLC (“OAEG”)

(2) OA Eagle Group Investors II, LLC (“OAEG II”)

(3) Ottawa Avenue Private Capital, LLC (“Ottawa”)

(4) RDV Corporation (“RDV”)

(5) Mr. Jerry L. Tubergen

Item 2(b).

Address of Principal Business Office or, if None, Residence:

(1) The principal business address of OAEG is c/o Ottawa Avenue Private Capital, LLC, 126 Ottawa Avenue NW, Suite 500, Grand Rapids, MI 49503.

(2) The principal business address of OAEG II is c/o Ottawa Avenue Private Capital, LLC, 126 Ottawa Avenue NW, Suite 500, Grand Rapids, MI 49503.

(3) The principal business address of Ottawa is 126 Ottawa Avenue NW, Suite 500, Grand Rapids, MI 49503.

(4) The principal business address of RDV is 126 Ottawa Avenue NW, Suite 500, Grand Rapids, MI 49503.

(5) The principal business address of Mr. Jerry L. Tubergen is 126 Ottawa Avenue NW, Suite 500, Grand Rapids, MI 49503.

Item 2(c).

Citizenship:

(1) OAEG is a Michigan limited liability company.

(2) OAEG II is a Michigan limited liability company.

(3) Ottawa is a Delaware limited liability company.

(4) RDV is a Michigan corporation.

(5) Mr. Jerry L. Tubergen is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001, of the Issuer (“Common Stock”)
Item 2(e).	CUSIP Number: 269808101

CUSIP No. 269808101	13G	Page 7 of 11

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.

Ownership.

Collectively, the securities reported in this Schedule 13G are held directly by OAEG and OAEG II. As of the date of this Schedule 13G, (i) OAEG is the record owner of 728,811 shares of Common Stock and (ii) OAEG II is the record owner of 700,230 shares of Common Stock. OAEG was established to hold the investment of its sole member, Dynasty Financial II, LLC, a Michigan limited liability company. OAEG II was established to hold certain coinvestors’ investments.

Each of OAEG and OAEG II is managed by Ottawa. Ottawa is managed by RDV Corporation and the sole member of Ottawa is Ottawa Avenue Partners II, LLC (“Ottawa Partners”). RDV Corporation is the sole member and manager of Ottawa Partners. For purposes of this Schedule 13G, the “Ottawa Entities” collectively refers to OAEG, OAEG II, Ottawa, Ottawa Partners and RDV.

Mr. Jerry L. Tubergen, in various capacities related to the Ottawa Entities, including as President, Chief Executive Officer and Chief Investment Officer of Ottawa and Chief Executive Officer and Chief Investment Officer of RDV, may be deemed to share beneficial ownership of the Common Stock of the Issuer owned by OAEG and OAEG II.

CUSIP No. 269808101	13G	Page 8 of 11

(a)         Amount beneficially owned:

OAEG is the beneficial owner of 1,429,041 shares of Common Stock;

OAEG II is the beneficial owner of 1,429,041 shares of Common Stock;

Ottawa is the beneficial owner of 1,429,041 shares of Common Stock

RDV is the beneficial owner of 1,429,041 shares of Common Stock; and

Mr. Jerry L. Tubergen is the beneficial owner of 1,429,041 shares of Common Stock.

(b)         Percent of class:[6]

OAEG is the beneficial owner of 6.7% of the outstanding shares of Common Stock;

OAEG II is the beneficial owner of 6.7% of the outstanding shares of Common Stock;

Ottawa is the beneficial owner of 6.7% of the outstanding shares of Common Stock;

RDV is the beneficial owner of 6.7% of the outstanding shares of Common Stock; and

Mr. Jerry L. Tubergen is the beneficial owner of 6.7% of the outstanding shares of Common Stock.

(c)         Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:

OAEG has the sole power to vote or to direct the vote over 0 shares of Common Stock;

OAEG II has the sole power to vote or to direct the vote over 0 shares of Common Stock;

Ottawa has the sole power to vote or to direct the vote over 0 shares of Common Stock;

RDV has the sole power to vote or to direct the vote over 0 shares of Common Stock; and

Mr. Jerry L. Tubergen has the sole power to vote or to direct the vote over 0 shares of Common Stock.

(ii)    Shared power to vote or to direct the vote:

OAEG has the shared power to vote or to direct the vote over 1,429,041 shares of Common Stock;

OAEG II has the shared power to vote or to direct the vote over 1,429,041 shares of Common Stock;

Ottawa has the shared power to vote or to direct the vote over 1,429,041 shares of Common Stock;

RDV has the shared power to vote or to direct the vote over 1,429,041 shares of Common Stock; and

Mr. Jerry L. Tubergen has the shared power to vote or to direct the vote over 1,429,041 shares of Common Stock.

(iii)  Sole power to dispose or to direct the disposition of:

OAEG has the sole power to dispose or to direct the disposition of 0 shares of Common Stock;

OAEG II has the sole power to dispose or to direct the disposition of 0 shares of Common Stock;

Ottawa has the sole power to dispose or to direct the disposition of 0 shares of Common Stock;

RDV has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and

Mr. Jerry L. Tubergen has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

(iv)   Shared power to dispose or to direct the disposition of:

OAEG has the shared power to dispose or to direct the disposition of 1,429,041 shares of Common Stock;

OAEG II has the shared power to dispose or to direct the disposition of 1,429,041 shares of Common Stock;

Ottawa has the shared power to dispose or to direct the disposition of 1,429,041 shares of Common Stock;

RDV has the shared power to dispose or to direct the disposition of 1,429,041 shares of Common Stock; and

Mr. Jerry L. Tubergen has the shared power to dispose or to direct the disposition of 1,429,041 shares of Common Stock.

 _________________________________

6 Based upon 21,342,633 shares of common stock, par value $0.001 per share (“Common Stock”), of Eagle Point Credit Company Inc. (the “Issuer”), outstanding as of May 8, 2018, as reported in the Issuer’s Prospectus Supplement to Prospectus dated May 2, 2018, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2018 (the “Prospectus Supplement”).

CUSIP No. 269808101	13G	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
The right to receive dividends in respect of, or the proceeds from the sale of, the 1,429,041 shares of Common Stock held of record by OAEG and OAEG II is governed by the Articles of Organization and Operating Agreement of OAEG and OAEG II, respectively.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a  nomination under §§ 240.14a-11.

CUSIP No. 269808101	13G	Page 10 of 11

OA EAGLE GROUP INVESTORS, LLC
By:	Ottawa Avenue Private Capital, LLC, its manager

By:	/s/ Jerry L. Tubergen	May 18, 2018
Name:	Jerry L. Tubergen
Title:	Chief Executive Officer

OA EAGLE GROUP INVESTORS II, LLC
By:	Ottawa Avenue Private Capital, LLC, its manager

By:	/s/ Jerry L. Tubergen	May 18, 2018
Name:	Jerry L. Tubergen
Title:	Chief Executive Officer

OTTAWA AVENUE PRIVATE CAPITAL, LLC

By:	/s/ Jerry L. Tubergen	May 18, 2018
Name:	Jerry L. Tubergen
Title:	Chief Executive Officer

RDV CORPORATION

By:	/s/ Jerry L. Tubergen	May 18, 2018
Name:	Jerry L. Tubergen
Title:	Chief Executive Officer

JERRY L. TUBERGEN

By:	/s/ Jerry L. Tubergen	May 18, 2018
Name:	Jerry L. Tubergen

CUSIP No. 269808101	13G	Page 11 of 11

Exhibit No.	Description

99.1	Joint Filing Agreement, dated May 18, 2018.